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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 22, 2006

Viropro, Inc.
(Exact Name of Registrant as Specified in its Charter)

Nevada	**333-06718**	**13-3124057**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8515, Place Devonshire, Suite 207 Montreal, Quebec, Canada	**H4P 2K1**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (514) 731-8776

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a)   (1)   Previous Independent Accountant

        (i)   On September 20, 2006, the Registrant's independent auditor, Stark Winter Schenkein & Co. LLP ("Stark Winter Schenkein & Co.") was dismissed.

        (ii)   The reports of Stark Winter Schenkein & Co. as of and for the years ended November 30, 2005 and 2004, did not contain any adverse opinion or disclaimer of opinion, but contained an explanatory paragraph as to the uncertainty of the Company's ability to continue as a going concern.

        (iii)   The Board of Directors has approved the dismissal of Stark Winter Schenkein & Co.

        (iv)   During the fiscal years ending November 30, 2005 and 2004, and during the subsequent interim period through the date of the dismissal, there were no disagreements with Stark Winter Schenkein & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

        (v)   Stark Winter Schenkein & Co. has not advised the Company of any events described in paragraph (B) of Regulation S-B Item 304(a)(1)(iv).

    (2)   New Independent Accountants

        The Registrant engaged De Joya Griffith & Company, LLC as its independent auditors to provide the requisite audit services for the Company. This firm commenced its engagement effective September 22, 2006 as requested and approved by the Company's Board of Directors. The Registrant did not consult with De Joya Griffith & Company, LLC on any matter at any time prior to the engagement.

    (3)   See attached letter from Stark Winter Schenkein & Co. filed as Exhibit 16.

ITEM 9.01.   FINANCIAL STATEMENTS AND EXHIBITS

16.1   Letter from the former independent auditor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 22, 2006

VIROPRO, INC.

/s/ Jean-Marie Dupuy
_____

Jean-Marie Dupuy, President and Chief Executive Officer

Exhibit 16.1

September 22 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read and agree with the comments contained in paragraph
(a)(1) in Item 4 to Form 8-K of Viropro, Inc., dated September 22,
2006.

/s/ Stark Winter Schenkein & Co., LLP
Denver, Colorado